SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.
(Registrant)

Date August 16, 2010	By	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces Second Quarter 2010 Results

Revenues, Gross Margin and Net Income Reached Historical Highs;

Increased Vertical Integration Drove Down Average Cost

SHANGHAI, China, August 16, 2010 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing solar product manufacturer with low-cost operations based in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights

•

Total solar product shipments were a record 99.9 megawatts (“MW”), compared to 83.0 MW in the first quarter of 2010 and 34.4 MW in the second quarter of 2009, representing an increase of 20.4% sequentially and 190.4% year-over-year.

•	Total revenues were a record RMB900.6 million (US$132.8 million), an increase of 64.1% sequentially and 307.1% year-over-year.

•	Gross profit margin was a record 26.9%, compared to 23.7% for the first quarter of 2010 and 6.7% for the second quarter of 2009.

•

Net income was a record RMB180.7 million (US$26.6 million) (including a gain of RMB74.6 million (US$11.0 million) as a result of a change in the fair value of foreign exchange forward contract derivatives), an increase of 146.2% sequentially and 4,202.4% year-over-year.

•	Fully diluted earnings per share were RMB2.36 (US$0.35), compared to RMB0.84 in the first quarter of 2010, and a fully diluted loss per share of RMB0.63 in the second quarter of 2009.

•

Fully diluted earnings per American depositary share (“ADS”) were RMB9.42 (US$1.39), compared to RMB3.37 in the first quarter of 2010, and a fully diluted loss per ADS of RMB2.51 in the second quarter of 2009.

•

The Company increased the vertical integration of its production process with annual silicon ingot, silicon wafer, solar cell and solar module production capacities reaching approximately 400 MW, 400 MW, 300 MW and 300 MW respectively.

“We are pleased to have delivered strong growth in the second quarter and are excited to report our financial results for the first time as a public company,” said Mr. Kangping Chen, JinkoSolar’s chief executive officer. “During the quarter we achieved record shipments of approximately 100 MW, expanded our annual silicon wafer production capacity to 400 MW and annual solar cell and solar module production capacities to 300 MW each and significantly increased the vertical integration of our production process, which will improve our control over our manufacturing processes and costs across the value chain. Furthermore, our listing on the New York Stock Exchange in May has enhanced our brand name and provided us with additional resources and the platform to strive toward becoming a leading global solar company. As we look forward into the second half of the year, we expect to continue our strong momentum and we are well positioned to meet our established objectives in 2010.”

Mr. Longgen Zhang, JinkoSolar’s chief financial officer, added, “We achieved excellent results this quarter across all financial metrics, with significant increases in total revenues and net income, as well as significantly improved margins across the board on sequential and year-over-year basis. With significantly increased vertical integration, we should be able to continue driving down our average non-silicon cost by capitalizing on economies of scale. Our competitive advantage in cost-effective manufacturing combined with the resources and proceeds from our IPO position us strongly as we look to become a leader in the solar industry.”

Second Quarter 2010 Financial Results

Total Revenues

Total revenues in the second quarter of 2010 were RMB900.6 million (US$132.8 million), an increase of 64.1% from RMB548.9 million in the first quarter of 2010 and 307.1% from RMB221.2 million in the second quarter of 2009. The increase in revenues was primarily due to increased global demand for solar products and a significant increase in the shipments of solar modules attributable to the Company’s enhanced sales and marketing campaigns.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2010 was RMB242.1 million (US$35.7 million), an increase of 86.5% from RMB129.8 million in the first quarter of 2010 and 537.1% from RMB38.0 million in the second quarter of 2009. Despite a decline in the average selling price of the Company’s solar modules, gross margin increased to 26.9% in the second quarter of 2010 from 23.7% in the first quarter of 2010 and 6.7% in the second quarter of 2009, mainly due to a decrease in average non-silicon cost as a result of the increased vertical integration of the Company’s production process.

Operating Profit and Operating Margin

Operating profit in the second quarter of 2010 was RMB150.7 million (US$22.2 million), an increase of 55.2% from RMB97.1 million in the first quarter of 2010 and 680.8% from RMB19.3 million in the second quarter of 2009. Operating margin in the second quarter of 2010 was 16.7%, compared to 17.7% in the first quarter of 2010 and 8.7% in the second quarter of 2009. Total operating expenses in the second quarter of 2010 were RMB91.5 million (US$13.5 million), an increase of 179.8% from RMB32.7 million in the first quarter of 2010 and 386.7% from RMB18.8 million in the second quarter of 2009. The sequential increase in operating expenses was primarily due to share-based compensation expense of RMB16.1 million (US$2.4 million), which included accumulative expenses recognized upon the Company’s initial public offering (“IPO”) and the expenses recognized in the second quarter of 2010. In addition, a specific provision for bad debt of RMB8.1 million (US$1.2 million) recognized for amounts due from a certain solar module customer, a significant increase in shipping and handling costs of RMB11.9 million and an increase of RMB11.0 million in materials used for research and development purposes in the second quarter as compared to the first quarter of 2010 contributed to the increase in the operating expenses.

Change in Fair Value of Derivatives

The Company entered into foreign currency forward contracts with local banks to hedge its exposure to foreign currency risks. In the second quarter of 2010, the Company recorded a gain of RMB74.6 million (US$11.0 million) from a change in the fair value of forward contract derivatives resulting from the depreciation of the Euro and U.S. dollar against Renminbi.

Income Tax Expense

The Company recognized a tax expense of RMB29.9 million (US$4.4 million) in the second quarter of 2010, compared to a tax expense of RMB12.0 million in the first quarter of 2010 and nil tax expense in the second quarter of 2009. The Company estimates a 14.2% tax rate for the full year of 2010.

Preferred Shares Accretion

Series A redeemable convertible preferred shares accretion and series B redeemable convertible preferred shares accretion were RMB10.4 million (US$1.5 million) in the second quarter of 2010, a decrease of 49.5% from RMB20.5 million in the first quarter of 2010 and 41.9% from RMB17.9 million in the second quarter of 2009. The Company incurred series A redeemable convertible preferred shares accretion and series B redeemable convertible preferred shares accretion before the completion of its IPO. Upon the completion of the Company’s IPO, all the series A redeemable convertible preferred shares and series B redeemable convertible preferred shares were converted into ordinary shares. As a result, the Company does not expect to incur such preferred shares accretion in the future.

Allocation to Preferred Shareholders

Allocation of net income to preferred shareholders was RMB5.1 million (US$0.7 million) in the second quarter of 2010, a decrease of 49.9% from RMB10.1 million in both the first quarter of 2010 and second quarter of 2009. The Company allocated net income to preferred shareholders before the completion of its IPO. Upon the completion of the Company’s IPO, all the series A redeemable convertible preferred shares and series B redeemable convertible preferred shares were converted into ordinary shares. As a result, the Company does not expect to allocate net income to preferred shareholders in the future.

Net Income Attributable to Ordinary Shareholders and Earnings Per Share

Net income attributable to holders of ordinary shares in the second quarter of 2010 was RMB165.2 million (US$24.4 million), an increase of 286.0% from RMB42.8 million in the first quarter of 2010 and compared to a net loss attributable to holders of ordinary shares of RMB31.8 million in the second quarter of 2009.

Basic and diluted earnings per share in the second quarter of 2010 were RMB2.38 (US$0.35) and RMB2.36 (US$0.35), respectively, and basic and diluted earnings per ADS were RMB9.52 (US$1.40) and RMB9.42 (US$1.39), respectively. Each ADS represents four ordinary shares.

Financial Position

As of June 30, 2010, JinkoSolar had RMB553.1 million (US$81.6 million) in cash and restricted cash, compared to RMB225.3 million as of December 31, 2009. The significant increase in cash and restricted cash was primarily due to the Company’s IPO proceeds of approximately RMB400.6 million (US$59.1 million). The Company generated positive operating cash flows of RMB25.9 million (US$3.8 million) in the second quarter of 2010.

As of June 30, 2010, the Company’s working capital balance was RMB281.6 million (US$41.5 million) and total short-term bank borrowings including the current portion of long-term bank borrowings were RMB756.5 million (US$111.6 million), as compared to RMB576.1 million of total short-term borrowings as of December 31, 2009. As of June 30, 2010, the Company had total long-term borrowings of RMB349.0 million (US$51.5 million). The Company’s long-term bank borrowings are to be repaid in instalments until their maturities in 2011, 2012 and 2013.

Capital expenditures in the second quarter of 2010 were RMB227.8 million (US$33.6 million), primarily for the addition of new silicon ingot, silicon wafer, solar cell and solar module manufacturing equipments.

Second Quarter 2010 Operational Results

Recent Business Highlights

•	In July 2010, the Company signed an agreement with Enfinity Asia Pacific Limited to supply 24 MW of solar modules in the second half of 2010.

•	During the quarter, the Company became the exclusive module supplier to Tozzi Renewable Energy for its 35 MW ground-mounted solar power plant in Emilia Romagna, Italy.

•	During the quarter, the Company entered into agreements with two blue-chip customers in Germany to deliver 60 MW of solar modules in 2010.

Solar Product Shipments

Total solar product shipments in the second quarter of 2010 increased by 20.4% from the first quarter of 2010 and 190.4% from the second quarter of 2009. Total solar product shipments in the second quarter of 2010 were 99.9 MW, consisting of 29.6 MW of silicon wafers, 16.0 MW of solar cells and 54.3 MW of solar modules. By comparison, total shipments for the first quarter of 2010 were 83.0 MW, consisting of 53.4 MW of silicon wafers, 19.4 MW of solar cells, and 10.2 MW of solar modules. The significant increase in solar module shipments and decrease in silicon wafer shipments in the second quarter of 2010 reflected the implementation of the Company’s strategy to transition from a silicon wafer manufacturer to a leading vertically integrated solar module manufacturer.

Increased Integration and Capacity Expansion of Solar Products

In the second quarter of 2010, the Company expanded annual solar cell and solar module manufacturing capacities from approximately 200 MW each as of March 31, 2010 to approximately 300 MW each as of June 30, 2010 and increased its vertical integration.

New Overseas Subsidiaries

On April 1, 2010, the Company established a subsidiary, JinkoSolar GmbH, in Munich, Germany, to facilitate the development of JinkoSolar’s European business. The Company expects to establish a new subsidiary in San Francisco, California, USA, during the third quarter of 2010 to facilitate the development of its business in the United States.

Operations and Business Outlook

Third Quarter 2010 Guidance

For the third quarter of 2010, JinkoSolar expects total solar product shipments to be in the range of 100 MW to 110 MW with module shipments expected to be between 65 MW to 70 MW. Total revenues are expected to be in the range of US$145 million to US$155 million.

The Company expects to increase its in-house annual silicon ingot, silicon wafer, solar cell and solar module production capacities to approximately 400 MW, 400 MW, 300 MW and 400 MW, respectively, by the third quarter of 2010.

Full Year 2010 Guidance

The Company expects its full year 2010 total solar product shipments to be in the range of 395 MW to 415 MW with module shipments expected to be between 195 MW to 205 MW. The Company expects full year 2010 revenues to be in the range of US$500 million to US$525 million.

The Company expects to expand its annual silicon ingot, silicon wafer, solar cell and solar module production capacities to approximately 500 MW each by the end of 2010.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Monday, August 16, 2010 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

Hong Kong /International:	+852-2598-7556
U.S. Toll Free:	+1-866-839-8029
Passcode:	jinkosolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until August 23, 2010:

International:	+852-3018-0000
Passcode:	1092198

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are silicon wafers, solar cells and solar modules. As of December 31, 2009, JinkoSolar had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB6.7815 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2010, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, JinkoSolar’s ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, its ability to manage its expansion of operations effectively, the general economic and business environment and conditions, the volatility of JinkoSolar’s operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers, and other risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on
Form F-1, as amended. All information provided in this press release is as of August 16, 2010. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: jks@ogilvy.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(in thousands, except ADS and Share data)

	For the quarter ended
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	USD
Total revenues	221,232	548,868	900,615	132,805

Cost of revenues	(183,198)	(419,028)	(658,466)	(97,097)

Gross profit	38,034	129,840	242,149	35,708

Operating expenses:
Selling and marketing	(3,204)	(9,954)	(28,019)	(4,132)
General and administrative	(15,341)	(19,818)	(49,474)	(7,295)
Research and development	(221)	(2,951)	(13,982)	(2,062)

Total operating expenses	(18,766)	(32,723)	(91,475)	(13,489)

Income from operations	19,268	97,117	150,674	22,219
Interest expenses, net	(4,741)	(11,448)	(13,913)	(2,052)
Subsidy income	2,506	1,176	3,810	562
Exchange (loss)/gain	(1,094)	(1,047)	235	35
Other expenses, net	(495)	(397)	(4,837)	(713)
Change in fair value of derivatives	(11,243)	55	74,606	11,001

Income before income taxes	4,201	85,456	210,575	31,052
Income tax expense	—	(12,049)	(29,925)	(4,413)

Net income attributable to JinkoSolar Holding Co., Ltd.	4,201	73,407	180,650	26,639

Series A redeemable convertible preferred shares accretion	(7,709)	(8,910)	(4,524)	(667)
Series B redeemable convertible preferred shares accretion	(10,216)	(11,605)	(5,875)	(866)
Allocation to preferred shareholders	(10,105)	(10,103)	(5,054)	(745)
Deemed dividend to a preferred share holder	(8,015)	—	—	—

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(31,844)	42,789	165,197	24,361

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	(0.63)	0.84	2.38	0.35

Diluted	(0.63)	0.84	2.36	0.35

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	(2.51)	3.37	9.52	1.40

Diluted	(2.51)	3.37	9.42	1.39

Weighted average ordinary shares outstanding -
Basic	50,731,450	50,731,450	69,426,294	69,426,294

Diluted	50,731,450	50,731,450	70,139,814	70,139,814

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalent	152,480	159,600	369,016	54,415
Restricted cash	72,827	94,567	184,035	27,138
Short term investments	50,462	26,253	26,042	3,840
Accounts receivable, net – a related party	100	100	100	15
Accounts receivable, net – third parties	236,797	238,861	267,191	39,400
Notes receivable	13,302	33,632	14,349	2,116
Advances to supplier – a related party	—	—	6,124	903
Advances to suppliers – third party	93,324	159,765	213,622	31,501
Inventories	245,192	398,026	470,778	69,421
Forward contract derivative assets	—	—	74,606	11,001
Deferred tax assets – current	1,342	1,619	10,051	1,482
Other receivables from related parties	—	42	88	13
Prepayments and other current assets	104,824	82,792	118,220	17,433

Total current assets	970,650	1,195,257	1,754,222	258,678
Property, plant and equipment, net	741,481	814,866	1,048,496	154,611
Land use rights, net	228,378	227,434	226,503	33,400
Intangible assets, net	279	413	389	57
Advances to suppliers to be utilized beyond one year	230,900	227,069	109,682	16,174
Goodwill	45,646	45,646	45,646	6,731
Other assets	25,315	76,829	223,313	32,930

Total assets	2,242,649	2,587,514	3,408,251	502,581

LIABILITIES
Current liabilities:
Accounts payable – third parties	99,933	224,016	222,538	32,815
Notes payable	81,643	108,763	155,048	23,863
Accrued payroll and welfare expenses	34,989	36,306	49,660	7,323
Advances from third party customers	36,778	62,924	88,900	13,109
Other payables and accruals	116,750	87,529	160,471	22,663
Other payables due to a related party	550	275	550	81
Income tax payable	—	12,315	22,924	3,380
Derivative liabilities	55	—	—	—
Deferred tax liabilities	—	—	16,038	2,365
Current portion of long-term borrowings	60,000	90,000	60,000	8,848
Short-term borrowings from third parties	516,084	615,984	696,472	102,702

Total current liabilities	946,782	1,238,112	1,472,601	217,149

Non-current liabilities:
Long-term borrowings	348,750	328,875	349,000	51,464
Guarantee liability	1,500	1,500	1,500	221
Deferred tax liability	2,779	2,791	2,802	413

Total long term liabilities	353,029	333,166	353,302	52,098

Total liabilities	1,299,811	1,571,278	1,825,903	269,247

Commitments and contingencies
Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150 shares authorized; 5,375,150, 5,375,150 and nil shares issued and outstanding as of December 31, 2009, March 31, 2010 and June 30, 2010, respectively)	189,058	197,968	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450 shares authorized; 7,441,450, 7,441,450 and nil shares issued and outstanding as of December 31, 2009, March 31, 2010 and June 30, 2010, respectively)	287,704	299,309	—	—

Equity
Ordinary shares (US$0.00002 par value, 487,183,400 shares authorized; 50,731,450, 50,731,450 and 86,927,850 shares issued and outstanding as of December 31, 2009, March 31, 2010 and June 30, 2010, respectively)	8	8	13	2
Additional paid-in capital	193,929	193,929	1,087,273	160,329
Statutory reserves	38,435	38,435	38,435	5,668
Other comprehensive loss	—	(9)	(220)	(32)
Retained earnings	233,704	286,596	456,847	67,367

Total JinkoSolar Holding Co., Ltd. Shareholders’ equity	466,076	518,959	1,582,348	233,334

Total liabilities and equity	2,242,649	2,587,514	3,408,251	502,581